Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 20 DATED FEBRUARY 3, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated August 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Home Rent 2 Controlled Subsidiary – Vahalla Ranch Property - Tucson, AZ

On January 28, 2022, we made an additional investment in a “majority-owned subsidiary” owned by us, Home Rent 2, LLC (the “Home Rent 2 Controlled Subsidiary”), of approximately $32,000, which is the initial stated value of our equity interest in a new investment round for the Home Rent 2 Controlled Subsidiary (the “Vahalla Ranch Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round for the Home Rent 2 Controlled Subsidiary for a purchase price of approximately $286,000 (the “Vahalla Ranch Interval Fund Investment” and, together with the Vahalla Ranch Growth VII eREIT Investment, the “Vahalla Ranch Investment”). The Home Rent 2 Controlled Subsidiary used the proceeds of the Vahalla Ranch Investment to acquire one (1) detached single family home in the planned Vahalla Ranch subdivision generally located off of West Jeffrey Road in Tucson, AZ (the “Vahalla Ranch Property”). We anticipate the Home Rent 2 Controlled Subsidiary, or one of our affiliates, will purchase up to four (4) homes in the Vahalla Ranch Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Vahalla Ranch Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Vahalla Ranch Investment and initial tranche of the one (1) single family home occurred concurrently.

The Home Rent 2 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing all Home Rent 2 Controlled Subsidiary investments, we have authority to manage the Vahalla Ranch Property through the Home Rent 2 Controlled Subsidiary. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Vahalla Ranch Investment, paid directly by the Home Rent 2 Controlled Subsidiary.

The total purchase price for the four (4) single family homes that will make up the Vahalla Ranch Property is anticipated to be approximately $1,312,000, an average of approximately $328,000 per home. The Vahalla Ranch Property will be operated within a typical for-sale housing community. The home builder is expected to deliver the remaining three (3) homes in February and March 2022.

The Vahalla Ranch Property will have a mix of floor plans ranging from 1,500 square foot, 3 bedroom 2 baths to 2,000 square foot, 4 bedroom 2 baths. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Vahalla Ranch Property.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.